Cara Therapeutics, Inc.

4 Stamford Plaza

107 Elm Street, 9th Floor

Stamford, Connecticut 06902

May 9, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Davis

Re:	Cara Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-263165), as amended by Amendment No. 1
Request for Acceleration of Effective Date

Acceleration Request
Requested Date:	May 11, 2022
Requested Time:	4:00 p.m. Eastern Time

Mr. Davis:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-263165), as amended by Amendment No. 1 (the “Registration Statement”) to become effective on May 11, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034.

[Signature page follows]

Very truly yours,

Cara Therapeutics, Inc.

By:	/s/ Christopher Posner
Christopher Posner
Chief Executive Officer and Director

cc: Christopher Posner, Cara Therapeutics, Inc. Darren DeStefano, Cooley LLP

Signature Page to Company Acceleration Request – S-3